CONFIDENTIAL TREATMENT REQUESTED BY

THERMAGE, INC. (THRM—001)

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

September 16, 2008

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Attention:	Russell Mancuso
Geoffrey Kruczek

Re:	Thermage, Inc.
Registration Statement on Form S-4 (File No. 333-152948)

Ladies and Gentlemen:

On behalf of Thermage, Inc. (“Thermage” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 5, 2008 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Our responses to comments pertaining to Reliant Technologies, Inc. (“Reliant”) are based on information provided to us by Reliant. In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Thermage is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter. For your convenience, we have enclosed a marked copy of the Registration Statement with this letter which shows changes from the Registration Statement as filed on August 11, 2008. We have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

U.S. Securities and Exchange Commission

September 16, 2008

What approval is required by Reliant Stockholders, page iv

COMMENT 1: Please balance your unequivocal statement that Reliant has received the required approval with a summary of the risk beginning at the bottom of page 20.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure to balance the statement that Reliant has received the required approval with a summary of the risk factor regarding the applicability and validity of Section 2115 of the California General Corporation Law. The revised disclosure is reflected in Amendment No. 1 on page iv.

Litigation relating to Section 2115 of the California. . ., page 20

COMMENT 2: We note your disclosure regarding what Section 2115 of the California General Corporation Law “purports to” and “would” require. Please clarify why you do not know what is required by the law you cite. Also, please reconcile your disclosure in the first sentence that Reliant “may be” subject to Section 2115 of the California General Corporation Law with your disclosure on page 21 that Reliant is a “quasi-California corporation” subject to Section 2115.

RESPONSE: In response to the Staff’s comment, we have revised the referenced risk factor to clarify and expand the discussion of the risks associated with the applicability and validity of Section 2115 of the California General Corporation Law. The revised risk factor is reflected in Amendment No. 1 beginning on page 21.

COMMENT 3: We note your disclosure regarding the recent Delaware Chancery Court case. Please revise to balance this disclosure by including disclosure of the position taken by California courts with respect to the applicability and validity of Section 2115.

RESPONSE: In response to the Staff’s comment, we have revised the referenced risk factor to include disclosure regarding the position taken by California courts with respect to the applicability and validity of Section 2115, including the outcome of litigation in California courts related to the referenced case decided by the Delaware Supreme Court. The revised risk factor is reflected in Amendment No. 1 beginning on page 21.

COMMENT 4: From your disclosure here and page 72, it appears that, since Reliant will not seek the approval of the holders of a majority of its common shares, it will not be complying with Section 2115 despite being subject to that provision. If that is correct, please revise to state so directly in an appropriately captioned risk factor, and disclose the consequences of such non-compliance.

U.S. Securities and Exchange Commission

September 16, 2008

RESPONSE: In response to the Staff’s comment, we have revised the disclosure to reflect that Reliant does not intend to seek additional approval that would be required under Section 2115 of the California General Corporation Law and to discuss the risks associated with such position. The revised disclosure is reflected in Amendment No. 1 on pages 22 and 82.

Background, page 56

COMMENT 5: We note the rejected acquisition proposal mentioned in your Current Report on Form 8-K dated September 4, 2008. Please describe in this section the proposal and the reason for rejection. Also, with a view toward disclosure, please tell us the identity of the party making the proposal and all affiliations between you and that party.

RESPONSE: In response to the Staff’s comment, we have revised the section “The Merger—Background of the Merger” to update the discussion or more recent events, including the acquisition proposal referenced in the Staff’s comment. The revised section is reflected in Amendment No.1 on pages 57 to 62. [*]

COMMENT 6: Please clarify the reasons that Reliant and Thermage rejected the other proposals that you disclose. For example, clarify how you concluded that a proposal was “highly speculative and contingent” and that the other company would not be able to consummate the transaction. Also tell us about all affiliations between you and the other parties to the proposed transactions.

RESPONSE: In response to the Staff’s comment, we have revised the section “The Merger—Background of the Merger” to provide additional information regarding the parties’ consideration of alternative acquisition proposals and the reasons for rejecting such proposals. The revised section is reflected in Amendment No.1 on pages 57 to 62. [*]

Spinco, page 73

COMMENT 7: Please expand your disclosure regarding the anticipated distribution of Spinco shares to disclose whether that distribution will be made on a pro rata basis. Also, please tell us whether you intend to register that distribution under the Securities Act. If you do not intend to register that transaction, please provide us with your analysis supporting the exemption from registration on which you intend to rely. Cite all authority.

RESPONSE: In response to the Staff’s comment, we have expanded the disclosure to clarify that all holders of the outstanding shares of Reliant capital stock will be entitled to the distribution of Spinco shares on a pro rata basis (based on their proportionate interest in Reliant

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at the time of the distribution). The expanded disclosure is reflected in Amendment No. 1 on page 83. In addition, we further advise the Staff that Reliant will make the distribution in accordance with the five conditions set forth in Staff Legal Bulletin No. 4 (“SLB No. 4”), dated September 16, 1997. Specifically, with respect to the distribution:

•	Reliant stockholders will not provide consideration for the Spinco shares;

•	Reliant stockholders will be entitled to the Spinco shares on a pro-rata basis;

•

Reliant will deliver to its stockholders an information statement that substantially complies with Regulation 14A or 14C under the Exchange Act containing adequate information about the spin-off and Spinco;

•

Reliant’s valid business purpose for the spin-off is to allow Spinco to utilize certain Reliant patents and know-how for use outside of the field of aesthetics; and as described in the Registration Statement, Reliant has only immaterial sales, and has no product planned or currently under development which use the Reliant patents and know how outside of the aesthetics field; and

•	Reliant did not acquire the assets to be spun-off from a third party so the requirement that Reliant hold the “restricted securities” for at least two years does not apply.

In addition, as consistent with the Staff’s no-action letter to Axiom, Inc. (September 17, 1996) referenced in footnote 5 to SLB No. 4, we further advise the Staff that Reliant will place transfer restrictions on the Spinco shares to limit the transfer of the securities to specific limited situations. The Spinco shares will also have a legend on them that describes the transfer limits and Spinco’s stock transfer books will include stop transfer instructions that indicate the transfer limits.

As such, pursuant to the guidance provided in SLB No. 4, Reliant does not intend to register the distribution under the Securities Act.

Governmental and Regulatory Approvals, page 73

COMMENT 8: Please disclose the information required by Item 3(i) of Form S-4 with respect to Reliant’s obligation to comply with Section 2115 of the California General Corporation Law, including the requirement to obtain approval of the transaction by a majority of its outstanding common shares, as mentioned on pages 20-21. Also clearly disclose the reasons for not seeking common shareholder approval of this transaction.

U.S. Securities and Exchange Commission

September 16, 2008

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under “The Merger—Vote Required for Reliant” to disclose the reasons for not seeking common stockholder approval of the transaction, and we have revised the disclosure under “Governmental and Regulatory Approvals” to disclose the information requested by the Staff with respect to Item 3(i) of Form S-4. The revised disclosure is reflected in Amendment No. 1 on pages 81-82 and 83, respectively.

Structure of the Integrated Merger, page 78

COMMENT 9: Please disclose the purpose and effect of structuring the transaction as the “two-step merger” described in your disclosure.

RESPONSE: In response to the Staff’s comment, we have revised the “Structure of the Integrated Merger” section accordingly. The revised section is reflected in Amendment No. 1 on page 89. In addition, we supplementally advise the Staff that the principal advantage alluded to in the disclosure is the elimination of any risk that Reliant would incur corporate level income tax in the event that the transaction failed to qualify as a tax-free reorganization.

Reliant Support Agreements, page 96

COMMENT 10: Please revise the first paragraph on page 97 to clarify which Reliant stockholders executed the written consents approving the transaction and their relationship to you. Also, with a view toward disclosure, tell us the number and percentage of shares beneficially owned by those stockholders, and tell us how obtaining the written consent of such parties prior to filing this registration statement is consistent with Section 5 of the Securities Act. Refer to Section VIII.A.9 of the Division of Corporation Finance’s outline of Current Issues and Rulemaking Projects (November 14, 2000).

RESPONSE: In response to the first sentence of the Staff’s comment, Thermage and Reliant have revised the disclosure accordingly. The revised disclosure is reflected in Amendment No. 1 on page 108. In response to the first part of the second sentence of the Staff’s comment, we supplementally advise the Staff that the Reliant stockholders that executed written consents beneficially own the number and percentage of shares disclosed further below in this response.

Thermage and Reliant believe that obtaining the support agreements and written consents of certain stockholders of Reliant, each of whom is a director, executive

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September 16, 2008

officer or holder of more than 5% of the Reliant common stock on an as-converted basis, prior to filing the Registration Statement is consistent with Section 5 of the Securities Act of 1933, as amended (the “Act”) because they satisfy the requirements of proposed Rule 159 under the Act (Securities Act Release 7606A (November 13, 1998)) (“Proposed Rule 159”), which Thermage and Reliant understand memorializes the Staff’s position concerning the circumstances under which issuers would be permitted to register shares covered by lock-up agreements entered into in connection with business combinations. See Current Issues and Rulemaking Projects issued by the Division of Corporation Finance of the Commission on November 14, 2000 (the “Current Issues Outline”).

Proposed Rule 159

Proposed Rule 159 provides that all offers and sales in negotiated transactions described in Rule 145(a) may be registered under Section 5 of the Act, notwithstanding the fact that certain stockholders of the company to be acquired sign agreements with the acquirer to vote in favor of the transaction prior to the filing or effectiveness date of the registration statement, if:

(a) The agreements are limited to executive officers, affiliates and directors of the company to be acquired, the founder(s) of that company and their family members, and holders of 5% or more of the voting equity securities of that company;

(b) The persons signing the agreements own less than 100% of the voting equity securities of the company to be acquired; and

(c) Votes will be solicited from shareholders of the company to be acquired who have not signed the agreements and would be ineligible to purchase under an exemption from registration pursuant to Sections 4(2) or 4(6) of the Act or Rule 506 under Regulation D under the Act (“Regulation D”).

Support Agreements, Written Consent and Signatories Thereto

In connection with, and on the same day as, the entering into of the Merger Agreement, Thermage entered into support agreements (the “Support Agreements”) with certain directors, executive officers and holders of 5% or more of the voting securities of Reliant (collectively, the “Support Agreement Signatories”) and is described on page 107 of Amendment No. 1. Each Support Agreement contains the agreement of the Support Agreement Signatory to vote his or its shares of Reliant’s capital stock in favor of the adoption of the Merger Agreement and the

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September 16, 2008

transaction contemplated thereby, including the merger described in the Registration Statement (the “Merger”), and against any action that would delay or prevent the Merger and against any alternative transaction. The table below sets forth the identity of each Support Agreement Signatory; whether such Support Agreement Signatory is an executive officer or director of Reliant; and the number and class of shares of Reliant capital stock, the percentage of the outstanding shares of such class of Reliant capital stock, and the percentage of the Reliant common stock on an as-converted basis, in each case, owned by such Support Agreement Signatory:

Name of Stockholder	Positions	Common Stock Owned on As- Converted Basis (#)	Common Stock Owned on As- Converted Basis (%)
Henry Gauthier and affiliates	Director	25,166	0.3
Maynard Howe and affiliates*	Director	1,104,219	10.9
Leonard DeBenedictus and affiliates*	Executive Officer and Director	197,547	1.9
Eric Stang	Executive Officer and Director	—	0.0
Steven Mendelow and affiliates*	Director	204,998	2.0
Glen Nelson and affiliates*	Director	89,747	0.9
Robert Quillinan	Director	—	0.0
Robert Zollars	Director	—	0.0
Andrew Galligan	Executive Officer	—	0.0
Jeffrey Jones	Executive Officer	—	0.0

U.S. Securities and Exchange Commission

September 16, 2008

Name of Stockholder	Positions	Common Stock Owned on As- Converted Basis (#)	Common Stock Owned on As- Converted Basis (%)
Keith Sullivan	Executive Officer	8,333	0.1
Three Arch Capital, L.P. and affiliates*	None	2,381,298	23.4
Meritech Capital Partners II, L.P. and affiliates*	None	1,099,709	10.8
Delphi Ventures VII, L.P. and affiliates*	None	544,546	5.4

As described on page 108 of Amendment No. 1, each of the Support Agreement Signatories with an asterisk mark next to his or its name in the table above (collectively, the “Written Consent Signatories”) executed written consents to adopt the Merger Agreement and approve the transactions contemplated thereby, including to approve an amendment to Reliant’s Amended and Restated Certificate of Incorporation (the “Written Consent”). The Written Consents were executed pursuant to the Written Consent Signatories’ obligation under their respective Support Agreements to vote their Reliant shares in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger. There is no Written Consent Signatory that is not also a Support Agreement Signatory. Therefore, the execution of the Written Consent by each Support Agreement Signatory with an asterisk mark next to his or its name in the table above does not constitute an investment decision that is distinct from the entering into of the Support Agreement – the Support Agreement evidences the Support Agreement Signatory’s investment decision to agree to vote in favor of the adoption of the Merger Agreement, while the Written Consent evidences the applicable Support Agreement Signatory’s performance of his or its obligation under the Support Agreement. So for purposes of the analysis under Proposed Rule 159, and the relevant action at issue is (and should be) the entering into of the Support Agreements.

U.S. Securities and Exchange Commission

September 16, 2008

Paragraph (a) of Proposed Rule 159 is satisfied because the Support Agreement Signatories (and, logically because they are a subset, the Written Consent Signatories) are limited to executive officers, affiliates and directors of the company to be acquired, the founder(s) of that company and their family members, and holders of 5% or more of the voting equity securities of that company, as reflected in the table above.

Furthermore, paragraph (b) of Proposed Rule 159 is satisfied because, at the time of execution, the Support Agreement Signatories owned less than 100% of each class and series of equity securities of Reliant. Specifically, at such time they collectively held approximately 54.5% of Reliant’s outstanding Series A preferred stock, 41.4% of Reliant’s outstanding Series B preferred stock, 76.4% of Reliant’s outstanding Series C preferred stock, 88.4% of Reliant’s outstanding Series D preferred stock, 91.4% of Reliant’s outstanding Series E preferred stock, 62.0% of Reliant’s outstanding preferred stock voting together as a class, and approximately 15.3% of Reliant’s outstanding common stock. After the execution of the Written Consents by the Written Consent Signatories described above, Reliant had obtained approval of the Merger by the holders of approximately 62.0% of its preferred stock, voting together as a class, and approximately 54.9% of its common stock on an as-converted basis. These amounts are sufficient to approve the Merger under the Delaware General Corporation Law and pursuant to Reliant’s Amended and Restated Certificate of Incorporation.

Other Reliant Stockholders Who Will be Solicited in the Offer

Finally, paragraph (c) of Proposed Rule 159 will be satisfied because Thermage will offer shares of Thermage common stock in exchange for their Reliant capital stock to those Reliant stockholders who are entitled to make, but have not yet made, an investment decision, i.e., to each holder of Reliant common stock and/or preferred stock who has not signed either the Support Agreement or the Written Consent. Excluding the Written Consent Signatories, there are approximately 247 additional holders of Reliant common stock and/or preferred stock to whom an offer of shares of Thermage common stock will be made pursuant to the proxy statement/prospectus/information statement included in the Registration Statement once it has been declared effective.

Although Proposed Rule 159 stated the requirement that votes would be solicited from stockholders of the target company who had not signed voting agreements, this requirement should be satisfied by the solicitation of each Reliant stockholder to decide whether to accept the Thermage shares or to reject the exchange and exercise such stockholder’s appraisal rights. For the purposes of the registration of securities, there is no difference between the investment decision as to whether to vote in favor of or against a transaction, and the investment decision as to whether or not to exercise such stockholder’s appraisal rights. In determining the transactions

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pursuant to which securities may be registered on Form S-4, the Commission has recognized and acknowledged that these decisions are essentially the same investment decision. “The corporate action ... is derived from the individual consent given by each stockholder in voting on a proposal to merge or consolidate a business or reclassify a security. In voting, each consenting stockholder is expressing his voluntary and individual acceptance of the new security, and generally the disapproving stockholder is deferring his decision as to whether to accept the new security or, if he exercises his dissenter’s rights, a cash payment. The corporate action in these circumstances, therefore, is not some type of independent fiat, but is only the aggregate effect of the voluntary decisions made by the individual stockholders to accept or reject the exchange.” SEC Release 33-5316 (May 2, 1972), which adopted Rule 145 under the Act. See Johnson Controls, Inc. (available January 28, 2005), General Electric Capital Corporation (available July 26, 2000), Lamalie Associates, Inc. (available December 15, 1998), and New Street Capital Corporation (available July 7, 1993). Rule 145 permits the registration on Form S-4 of securities issued in transactions where security holders have either voting or appraisal rights in respect of the transactions covered thereby, effectively equating the stockholders’ opportunity to vote for or against the transaction in question with the stockholders’ opportunity instead to pursue appraisal rights, with respect to whether an investment decision is presented and whether registration of the offer and sale of securities would be required. Reliant stockholders who have not previously entered into Support Agreements or executed Written Consents will have the opportunity to decide whether to accept the consideration offered to them in the Merger, as described in the Registration Statement, or to pursue appraisal rights and thereby seek a cash payment in lieu of the offered consideration, thus satisfying, in principle, the requirement of Proposed Rule 159 that votes be solicited from those stockholders that did not sign voting agreements.

Many of the Reliant stockholders who have not entered into Support Agreements or executed Written Consents acquired their Reliant capital stock over four years ago, and Reliant is currently unable to determine whether these stockholders possess the requisite income or net worth levels or otherwise meet the requirements to be considered “accredited investors” within the meaning of that term in Regulation D. As a result, Reliant has no reason to believe that they possess the level of sophistication necessary to meet the exemption provided by Section 4(2) of the Act. Accordingly, Thermage and Reliant do not believe that Thermage can offer its shares of common stock to the Reliant stockholders and warrantholders in compliance with the federal securities laws without registering its shares of common stock on Form S-4.

Conclusion

Based on the analysis above, Thermage and Reliant respectfully submit to the Staff that they believe that (a) obtaining the Support Agreements from the Support Agreement Signatories

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September 16, 2008

and Written Consents from the Written Consent Signatories prior to filing the Registration Statement is consistent with Section 5 of the Act and (b) the shares of Thermage common stock to be issued to the Reliant stockholders who have entered into Support Agreements with Thermage and who have executed Written Consents should be included in the Registration Statement along with the other shares to be offered to the remaining stockholders and warrantholders of Reliant.

Comparison of Stockholder Rights, page 208

COMMENT 11: Your disclosure may not be qualified by reference to statutes or documents not filed as exhibits, nor may you disclaim responsibility for your obligation to disclose all material differences. Please revise your first paragraph to remove any implication to the contrary.

RESPONSE: In response to the Staff’s comment, we have modified the first paragraph under “Comparison of Stockholder Rights” to remove the noted reference to the Delaware General Corporation Law and documents not filed as exhibits. The revised first paragraph is reflected in Amendment No. 1 on page 218.

Item 22. Undertakings, page II-3

COMMENT 12: Please include the undertakings required by Item 512(a) of Regulation S-K. Refer to Section II.F. of Securities Act Release No. 6578 (April 23, 1985).

RESPONSE: In response to the Staff’s comment, we have revised Item 22 beginning on page II-3 of Amendment No. 1 to comply with the requirements of Item 512(a).

U.S. Securities and Exchange Commission

September 16, 2008

We would very much appreciate the Staff’s prompt review of Amendment No. 1. Should you have any follow-up questions, please call me, Robert T. Ishii or Alexander D. Phillips at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Chris F. Fennell
Chris F. Fennell, Esq.

cc:	Stephen J. Fanning

Thermage, Inc.

Eric B. Stang

Reliant Technologies, Inc.

Robert T. Ishii, Esq.

Alexander D. Phillips, Esq.

Wilson Sonsini Goodrich & Rosati, PC

Eric Jensen, Esq.

Gordon Ho, Esq.

Cooley Godward Kronish LLP